================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                               CRITICAL PATH, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    22674V100
                                 (CUSIP Number)

                                Thomas J. Murphy
                    c/o General Atlantic Service Company, LLC
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                October 15, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
---------------------                                      ---------------------
22674V100                                                           Page 2 of 15
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
       NUMBER OF
        SHARES                        44,349,542 shares of common stock,
      BENEFICIALLY                    par value $0.001
       OWNED BY                 ------------------------------------------------
         EACH                   9     SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        -0-
         WITH                   ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      44,349,542 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,349,542 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 3 of 15
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
       NUMBER OF
        SHARES                        44,349,542 shares of common stock,
      BENEFICIALLY                    par value $0.001
       OWNED BY                 ------------------------------------------------
         EACH                   9     SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        -0-
         WITH                   ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      44,349,542 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,349,542 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 4 of 15
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
       NUMBER OF
        SHARES                        44,349,542 shares of common stock,
      BENEFICIALLY                    par value $0.001
       OWNED BY                 ------------------------------------------------
         EACH                   9     SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        -0-
         WITH                   ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      44,349,542 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,349,542 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 5 of 15
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
       NUMBER OF
        SHARES                        44,349,542 shares of common stock,
      BENEFICIALLY                    par value $0.001
       OWNED BY                 ------------------------------------------------
         EACH                   9     SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        -0-
         WITH                   ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      44,349,542 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,349,542 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 6 of 15
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
       NUMBER OF
        SHARES                        44,349,542 shares of common stock,
      BENEFICIALLY                    par value $0.001
       OWNED BY                 ------------------------------------------------
         EACH                   9     SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        -0-
         WITH                   ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      44,349,542 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,349,542 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 7 of 15
---------------------                                      ---------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
       NUMBER OF
        SHARES                        44,349,542 shares of common stock,
      BENEFICIALLY                    par value $0.001
       OWNED BY                 ------------------------------------------------
         EACH                   9     SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        -0-
         WITH                   ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      44,349,542 shares of common stock,
                                      par value $0.001
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         44,349,542 shares of common stock, par value $0.001
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                      ---------------------
22674V100                                                           Page 8 of 15
---------------------                                      ---------------------


ITEM 1.    SECURITY AND ISSUER.

              This Amendment No. 4 (this "Amendment") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated December 21, 2001 (the "Original 13D"), Amendment No. 1 thereto, dated July 13, 2004 ("Amendment No. 1"), Amendment No. 2 thereto, dated December 30, 2004
("Amendment  No.  2")  and  Amendment  No.  3  thereto,  dated  April  1,  2005
("Amendment No. 3") with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Critical Path, Inc., a California corporation (the "Company"). The address of the principal executive office of the Company is Two Harrison Street, 2nd Floor, San Francisco, CA 94105. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Original 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

ITEM 2.    IDENTITY AND BACKGROUND.

              Item 2 is hereby amended and restated in its entirety as follows.

              This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

              The members of the group are General Atlantic LLC, a Delaware limited liability company (formerly known as General Atlantic Partners, LLC, "GA"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GA, GAP 74, GapStar, GAPCO and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic Partners GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

              The general partner of GAP 74 is GA. GA is also the sole member of GapStar. GmbH Management is the general partner of KG. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (Chief Executive Officer), H. Raymond Bingham, Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Rene M. Kern, Jonathan Korngold, Christopher G. Lanning, Jeff Leng, Anton J. Levy, Marc
F. McMorris, Thomas J. Murphy, Matthew Nimetz, Ranjit Pandit, Andrew C. Pearson, Raul Rai, David A. Rosenstein, Sunish Sharma, Franchon M. Smithson, Tom C. Tinsley, Oliver Thum, Sean Tong, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). The general partners of GAPCO are GA Managing Directors.

---------------------                                      ---------------------
22674V100                                                           Page 9 of 15
---------------------                                      ---------------------


              The business address of each of the GA Managing Directors (other than Messrs. Esser, Thum, Feng, Leng, Tong, Havaldar, Pandit, Rai, Sharma, Bingham, McMorris, Tinsley and Wendelstadt) is General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Messrs. Esser and Thum is General Atlantic GmbH, Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Messrs. Feng, Leng and Tong is General Atlantic Service Company, LLC, 18/F One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The business address of Messrs. Havaldar, Pandit, Rai and Sharma is General Atlantic Private Limited, 151-152, 15th Floor, Maker Chamber VI, 220 Nariman Point, Mumbai 400 021, India. The business address of Messrs. Bingham and McMorris is General Atlantic Service Company, LLC, 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is General Atlantic Service Company, LLC, 2401 Pennsylvania Avenue N.W., Washington D.C. 20037. The business address of Mr. Wendelstadt is General Atlantic Limited, 83 Pall Mall, Fourth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Thum, Havaldar, Rai, Sharma, Tong, Leng and Wendelstadt, is a citizen of the United States. Messrs. Esser, Thum and Wendelstadt are citizens of Germany; Mr. Kern is a citizen of the United States and Germany; Mr. Pandit is a citizen of the United States and India; Mr. Feng is a citizen of the United States and Taiwan; Mr. Leng is a citizen of Hong Kong, SAR; Mr. Tong is a citizen of China; and Messrs. Havaldar, Rai and Sharma are citizens of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

              None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              No change.

ITEM 4.    PURPOSE OF TRANSACTION.

              Item 4 is hereby amended and restated to read as follows:

              On October 15, 2007, the Reporting Persons and Cheung Kong (Holdings) Limited ("CK") submitted to the Company's Board of Directors (the "Board of Directors") a non-binding preliminary proposal (the "Proposal") to acquire, through a newly formed subsidiary (the "Purchaser"), all of the outstanding shares of Common Stock of the Company not owned by the Reporting Persons and CK, at a per share price of $0.102, in a "going private"
transaction, which would be structured as a merger followed by a recapitalization, with the Company as the surviving corporation (the "Potential Transaction"). In the proposed merger, the outstanding shares of Common Stock other than those beneficially owned by the Reporting Persons and CK would be

---------------------                                      ---------------------
22674V100                                                          Page 10 of 15
---------------------                                      ---------------------


converted into the right to receive a cash payment equal to $0.102 per share. The Proposal also contemplates that as a part of the recapitalization, outstanding shares of Series E Redeemable Convertible Preferred Stock of the Company ("Series E Preferred Stock") would be reverse split 70,000 to 1, and immediately after the consummation of the merger, holders of fewer than 1 share of Series E Preferred Stock after such reverse split would have all of their fractional shares canceled in exchange for the right to receive cash payments based on the per share merger consideration paid to holders of Common Stock on an as-if-converted to Common Stock basis. The Proposal contemplates that all remaining outstanding shares of Series E Preferred Stock and all outstanding shares of Series D Cumulative Redeemable Convertible Preferred Stock ("Series D Preferred Stock") would remain outstanding and be converted into shares of common stock of the surviving entity immediately after the merger and upon the affirmative vote of a majority of the outstanding shares of Series E Preferred Stock and Series D Preferred Stock, respectively. The Potential Transaction is subject to the execution of mutually acceptable definitive agreements, and if such mutually acceptable definitive agreements can be reached, the consummation of the Potential Transaction will be subject to various closing conditions to be specified in the definitive agreements, including but not limited to the following: (i) all requisite approvals by the Company's stockholders under applicable laws shall have been obtained, (ii) the Company's Amended and Restated Certificate of Determination of Preferences of Series D Cumulative Redeemable Convertible Preferred Stock and the Certificate of Determination of Preferences of Series E Redeemable Convertible Preferred Stock shall have amended to provide, among other things, that the proposed merger not be deemed a "Change of Control" (as such term is defined therein), (iii) dissenting shares shall not have exceed 5% of the total outstanding shares of Common Stock on a fully-diluted and as-if-converted basis, and (iv) no material adverse effect shall have taken place with respect to the Company and its subsidiaries. The Reporting Persons anticipate that, in the event the Potential Transaction is consummated, the Common Stock would cease to be quoted in any inter-dealer quotation system of a registered national securities association and would be deregistered with the Securities and Exchange Commission.

              There is no assurance that the Potential Transaction or any other transaction involving the Reporting Persons and the Company will be entered into, whether as contemplated by the Proposal or otherwise. The Proposal submitted by the Reporting Persons and CK is non-binding and does not create any agreement, arrangement or understanding among Purchaser, the Reporting Persons, CK, the Company or any other parties with respect to the Company or the Common Stock or any other class of capital stock of the Company for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding have been approved by the Board of Directors and thereafter executed and delivered by the Company and all other appropriate parties.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 is hereby amended and restated in its entirety as follows:

---------------------                                      ---------------------
22674V100                                                          Page 11 of 15
---------------------                                      ---------------------


              (a) As of October 15, 2007, the Reporting Persons own of record the following securities of the Company:

                     (i) GA owns of record, no shares of Common Stock, no shares of Series D Preferred Stock, no shares of Series E Preferred Stock, no shares of Series F Preferred Stock, no Warrants to purchase shares of Common Stock and no Series F Warrants to purchase shares of Series F Preferred Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock;

                     (ii) GAP 74 owns of record 2,091,218 shares of Series D Preferred Stock convertible into 27,826,653 shares of Common Stock, 6,070,185 shares of Series E Preferred Stock convertible into 7,210,368 shares of Common Stock, and Series F Warrants to purchase 146,615 shares of Series F Preferred Stock convertible into 1,466,150 shares of Common Stock or 44.5% of the Company's issued and outstanding shares of Common Stock;

                     (iii) GapStar owns of record 159,091 shares of Series D Preferred Stock convertible into 2,116,933 shares of Common Stock, 466,928 shares of Series E Preferred Stock convertible into 554,633 shares of Common Stock, and Series F Warrants to purchase 11,358 shares of Series F Preferred Stock convertible into 113,580 shares of Common Stock or 3.4% of the Company's issued and outstanding shares of Common Stock;

                     (iv) GAPCO owns of record 295,146 shares of Series D Preferred Stock convertible into 3,927,340 shares of Common Stock, 783,036 shares of Series E Preferred Stock convertible into 930,116 shares of Common Stock, and Series F Warrants to purchase 18,526 shares of Series F Preferred Stock convertible into 185,260 shares of Common Stock or 6.2% of the Company's issued and outstanding shares of Common Stock;

                     (v) KG owns of record no shares of Series D Preferred Stock, 13,183 shares of Series E Preferred Stock convertible into 15,659 shares of Common Stock, no Warrants to purchase shares of Common Stock and Series F Warrants to purchase 285 shares of Series F Preferred Stock convertible into 2,850 shares of Common Stock, or 0.02% of the Company's issued and outstanding shares of Common Stock; and

                     (vi) GmbH Management owns of record no shares of Series D Preferred Stock, no shares of Series E Preferred Stock and no Series F Warrants to purchase shares of Series F Preferred Stock, or 0.0% of the Company's issued and outstanding shares of Common Stock.

              By virtue of the fact that (i) GA is the general partner of GAP 74 and the sole member of GapStar, (ii) the GA Managing Directors (other than certain GA Managing Directors) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and (iii) the GA Managing Directors are authorized and empowered to vote and dispose of the securities owned by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of

---------------------                                      ---------------------
22674V100                                                          Page 12 of 15
---------------------                                      ---------------------


Common Stock underlying the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock and the Warrants and to share voting power and the power to direct the disposition of the Series F Warrants which each owns of record. As of October 15, 2007, each of the Reporting Persons may be deemed to own beneficially an aggregate of 44,349,542 shares of Common Stock on an as converted basis as applicable, or 54.1% of the Company's issued and outstanding shares of Common Stock on an as converted or exercised basis, as applicable.

              As a result of the Proposal described in Item 4, the Reporting Persons and CK may be deemed to be a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); provided, however, that the Reporting Persons expressly disclaim being such a group with CK and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by CK and/or any of its affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purpose, and such beneficial ownership is expressly disclaimed.

              (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 44,349,542 shares of Common Stock that may be deemed to be owned beneficially by each of them.

              As a result of the Proposal described in Item 4, the Reporting Persons and CK may be deemed to be a group for purposes of Section 13(d) of the Exchange Act; provided, however, that the Reporting Persons expressly disclaim being such a group with CK and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that any of the Reporting Persons have the sole or shared power to vote or direct the vote or dispose or direct the disposition of any shares of equity securities owned by CK and/or its affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

              (c) To the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in any shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Warrants or Series F Warrants in the past 60 days.

              (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

              (e)    Not Applicable.

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22674V100                                                          Page 13 of 15
---------------------                                      ---------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

              No change.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1: Power of Attorney, dated January 3, 2007 appointing Thomas J. Murphy, Attorney-in-Fact for GAPCO.

---------------------                                      ---------------------
22674V100                                                          Page 14 of 15
---------------------                                      ---------------------


                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 16, 2007

                                   GENERAL ATLANTIC LLC

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Managing Director


                                   GENERAL ATLANTIC PARTNERS 74, L.P.

                                   By:  General Atlantic Partners LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Managing Director


                                   GAPSTAR, LLC

                                   By:  General Atlantic LLC,
                                        Its sole member

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Managing Director


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact

---------------------                                      ---------------------
22674V100                                                          Page 15 of 15
---------------------                                      ---------------------


                                   GAPCO GMBH & CO. KG

                                   By:  GAPCO MANAGEMENT GmbH,
                                        its general partner

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director


                                   GAP MANAGEMENT GMBH

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director